UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32035 / March 22, 2016

In the Matter of	:
	:
PowerShares Exchange-Traded Fund Trust	:
PowerShares Exchange-Traded Fund Trust II	:
PowerShares Actively Managed Exchange-Traded Fund Trust	:
Invesco PowerShares Capital Management, LLC	:
	:
3500 Lacey Road	:
Suite 700	:
Downers Grove, Illinois 60515	:
	:
(812-14442)	:
	:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (C) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II,
PowerShares Actively Managed Exchange-Traded Fund Trust and Invesco PowerShares
Capital Management, LLC filed an application on April 10, 2015, and amendments to that
application on October 20, 2015 and January 12, 2016, requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A) and (C) of the Act, and under sections 6(c) and 17(b) of the Act
granting an exemption from section 17(a) of the Act. The order would permit certain
registered open-end management investment companies that operate as "funds of funds" to
acquire shares of "business development companies" as defined by section 2(a)(48) of the
Act that are within or outside the same group of investment companies as the acquiring
investment companies. The order would amend a prior order that permits certain
registered open-end management investment companies that operate as "funds of funds" to
acquire shares of certain registered open-end management investment companies,
registered closed-end management investment companies, and registered unit investment
trusts that are within or outside the same group of investment companies as the acquiring
investment companies.

On February 25, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 32006). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a

hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (C) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares Actively Managed Exchange-Traded Fund Trust and Invesco PowerShares Capital Management, LLC (File No. 812-14442) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary